UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026 (Report No. 4)

Commission File Number: 001-40303

Qtrex Quantum Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Attached hereto and incorporated herein is Qtrex Quantum Ltd.’s (the “Company”) Notice of Annual and Extraordinary General Meeting of Shareholders (the “Meeting”), Proxy Statement and Proxy Card for the Meeting to be held on August 28, 2026.

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on July 31, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Foreign Private Issuer Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308, 333-289324 and 333-296482) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592),  filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Extraordinary General Meeting of Shareholders to be held on August 28, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qtrex Quantum Ltd.

Date: July 24, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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